
LUCKYBOLT
Winter Pot Pie
RANCH 45
Brandt Beef
Lasagna
Hearty chunks of tender Brandt Beef layered between sheets of pasta, tomato sauce, bechamel and mozzarella cheese.
SERVES 2-3
CHEF ARON SCHWARTZ
CHEF MIKE PATULA
GALAXY TACO
Braised Pork
+ Beans
Tender braised and roasted pork shoulder cooked atop pinto beans. Served with heirloom blue corn tortillas.
SERVES 2-3
@EATIGC
EATIGC.COM

IN GOOD COMPANY

Southern California's breakthrough distribution of the hottest independent culinary creators



Spring 2023





I ❤ Salt



INFATUATION
LA GUIDE
LA's New Restaurant Openings
All the LA restaurant openings you should know about.
SYLVIO MARTINS
APRIL 7, 2023

In 2019, culinary shows were the fastest growing sub genre of television





We are living in **generation foodie**, and people's appetite for all things food is insatiable

EATER websites receive 17M+ visits per month

Bon Appetit's YouTube has 6.3M subscribers

(NASCAR has 1M, The New York Times has 4.28M)



bon appétit
Bon Appétit
5.87M subscribers
HOME
VIDEOS
PLAYLISTS
COMMUNITY
CHANNELS
ABOUT
3 Chefs Make Lasagna 3 Ways: Traditional, Modern, & Experim...
Christina Chaey
TRADITIONAL
Uploads
PLAY ALL



Photo: Jonathan Ybema on Unsplash





That said, Americans still prepare and eat 82% of their meals at home, and are increasingly willing to pay for premium, convenient, and aligned meal solutions



56% of U.S. adults (185 M ppl) consider themselves foodies and are interested in exploring new foods, flavors, and cuisines





These foodies already spend 18% ($134 B) of their at-home dining dollars on prepared meals, meal kits, and restaurant takeout

Problem is, *actually* having an exciting food experience at home, is not as easy–or delicious– as you'd hope!



90% of at-home food dollars are spent at grocery stores that lack the unique products people truly want

Infrequent product change

Homogenous market with majority of products from mass manufacturers

Impersonal product experience



And for foodie focused customers, the other options don't always cut it...

Cooking from scratch is time intensive and requires skill

Generic meal kits offer a low quality and wasteful experience

Delivery is expensive, inconsistent and limited by location



We are building the future of Southern California's *at-home dining table.*



IN GOOD COMPANY

A next-gen food retail platform that uses cultural trendspotting + data science to identify, develop and accelerate at-home food products for Southern California from the hottest culinary creators of today, creating a 360° customer experience that wins.



Our goal is to give Southern California consumers the base elements to create an exciting, "foodie-approved" meal at home in less than 15 minutes of active cooking



AWARD WINNING
LOCAL CHEF AS
YOUR GUIDE

HEAT-AND-SERVE
CENTER OF THE PLATE
ENTREES



FEATURED PRODUCT
ADD-ONS



RECIPES FOR
EASY SIDE
DISHES



A COMPLETE MEAL
EXPERIENCE



Local trendspotters identify top culinary creators who we then partner with to source a high velocity of well curated and exciting products

TODAY'S WORLD OF CULINARY CREATORS
Los Angeles Times
101
RESTAURANTS, DISHES, PEOPLE and IDEAS
2020
AWARD-WINNING RESTAURANTS
CHEFS
Frying some pork dump
I really wish IG had smellovision
@eatigc
FOOD&WINE
THE RESTAURANT ISSUE
YOUTUBE CREATORS
COOKBOOK AUTHORS
TV STARS
THE MICHELIN GUIDE





RESPONSIVE PRODUCT PIPELINE

We can create products in weeks, not years, allowing us to respond to trends in a way traditional CPG or grocery cannot

A data-driven R&D and production process gives us the speed and agility to get winning products to market in under 60 days, keeping us ahead of the product curve



AGILE, COST EFFICIENT R&D PROCESS



DYNAMIC, JUST-IN-TIME PRODUCTION



EXTENDED SHELF LIFE FOR MAX DISTRIBUTION



END-TO-END, VERTICALLY INTEGRATED

1st-to-market model is positioned to disrupt the world of traditional food CPG much like fast-fashion changed retail 30 years ago

Our licensing model offers independent chefs and restaurants a desirable, high-margin, brand expansion opportunity, enabling us to attract top-tier talent



V.S.

Every **$1** earned via IGC is equivalent to making **$18+** in restaurant sales



V.S.

IGC expands the geographic reach + awareness of a restaurant by **60x** or more




We harness the brand equity and communities of our food partners to run systematic, cost efficient, and outperforming campaigns

NETWORK OF CREATORS
(aka micro-influencers)

We leverage the underutilized brand equity our partners already have, but do not have the “big business” tools to unlock

JUST LAUNCHED!

AI + CONNECTIONS-BASED MARKETING

We use data science + AI to power a best-in-class content and media engine in a way that is smart, scalable + cost efficient





IN GOOD COMPANY

Sponsored
In Good Company | Meal Kits
How It Works
NOW DELIVERING
WE'RE DELIVERING SOMETHING DELICIOUS TO DOORSTEPS IN LOS ANGELES & SAN DIEGO
ORDER NOW

UNFAIR ADVANTAGE AT CUSTOMER ACQUISITION

Always changing network of creators gives us a continuous ability to feed new 1st party data into the system and maintain a competitive advantage on CAC



Our entire model is circular from day 1, putting us at the leading edge of a massive industry shift already on the horizon

MAJOR BRANDS ARE ALREADY TESTING HOW TO GO CIRCULAR:


Kroger
BORROW A CUP, SAVE A CUP
Nestlé
P&G
NEW SEASONS MARKET
target
Loop
GRUBHUB™
BAG DROP
RETURN FOR A CASH REFUND
CVS
just salad




Cycles

REUSABLE & RETURNABLE PACKAGING

INTEGRATED TECH PLATFORM FOR TRACKING + CHARGING

End-to-end production, packaging, and distribution model (backed by proprietary technology) makes circular possible for D2C, e-commerce and retail at scale

In 2 years, we've partnered with over 50 chefs from across Southern California to release 78 different dishes under the IGC brand







OUR CHEFS HAVE BEEN FEATURED IN

Los Angeles Times

bon appétit

James Beard Foundation

MICHELIN

THE INFATUATION

SanDiego MAGAZINE

TimeOut

And with under $1M in funding– we've...

- **Sold $530,000 of product** to over 2,300 <u>organically</u> acquired customers
- Built an **end-to-end tech stack** from point of purchase through to container recollection
- Achieved a **87% packaging return rate** and ensured 95% financial accountability with customers

$320k
Annual run rate

49%
Customer retention rate

42%
Gross margin on signature dishes

$121
AOV

P.S. Average retention rate for D2C meal delivery and food products is between 25-30%

It's a *win-win-win solution* that generates positive returns at every stage of the value chain



Support local chefs and restaurants through revenue + brand expansion

In the last year, we've earned partners the equivalent of doing over $500k in restaurant sales



Reduce carbon emissions and waste through circular packaging + distribution

>95% return rate, saving over 65,000 single-use items from entering landfills



Fight food waste through bulk production and frozen or extended shelf life products

Less than 3% of inventory removed due to expiration date, compared to typical 30% for fresh-prepared



Strengthen regional food systems through local sourcing + job creation

Created 5+ local jobs that pay staff at or above a living wage


SanDiego MAGAZINE
San Diego Native Launches Startup to Help Local Restaurants Sell Frozen Meals
In Good Company aims to partner with neighborhood restaurants that care about sustainability
Bloomberg
The Right Meal Kit for You, Based on Your Ambition
Fifteen options, beyond the usual suspects, that'll take the pain out of coordinating dinner.
EXCLUSIVE ON HNGRY TRENDS
In Good Company Creates Hyperlocal Goldbelly Of The Future
Read the full article
The race for ready-made meals hits the freezer aisle
12 brands to stock the freezer with
IN GOOD COMPANY
CHEF BOMBAY
TimeOut
This meal service is delivering limited-time frozen dishes from some of L.A.'s best restaurants

We've caught the attention of 15+ major media sources

Bloomberg · EATER · Los Angeles Times · Los Angeles Magazine · The San Diego Union-Tribune · SanDiego Magazine · abc 10 News · TimeOut · HNGRY · Thingtesting

WATCH ME

SEE FULL STORIES

Goodbye Blue Apron, Hello Foxtrot!

Online grocery shopping is growing at 11.7% CAGR, leaving big market opportunity on the table, especially as the interest in generic meal kits wanes and excitement for more authentic and unique products heightens



ACCELERATES CULINARY CREATORS
MARKETPLACE
OWNED PRODUCTION
FOCUSED ON OWN BRAND EQUITY
goldbelly
FOXTROT
tock
UBER eats
DOORDASH
REEF
cook·unity
IN GOOD COMPANY
Wonder
good eggs
THRIVE MARKET
WHOLE FOODS MARKET
instacart
TRADITIONAL GROCERY
ipsa
Blue Apron
SAKARA
FACTOR_
HELLO FRESH
sunbasket
splendid spoon
GROCERY FRESH-PREPARED

AN IMPENETRABLE MOAT



Creator Network
Data & Technology
IN GOOD COMPANY
Operational Excellence
Circular from Day 1

TODAY

We've started by developing our own brand of premium, heat-and-serve, frozen meals developed by chefs



FUTURE

In the future, we plan to apply our systematic approach to new product categories and white-labeled solutions



With opportunity to create a truly omnichannel, multi-product future

ACTIVATIONS WITH MEDIA & ENTERTAINMENT







CHOPPED

HIGHLY LIKELY
Moroccan Braised Short Rib

CONTENT CREATION & CURATION





BABISH
Serving up new episodes every week
Babish Culinary Universe

PRODUCT & BRAND PARTNERSHIPS



IMMERSIVE GROCERY EXPERIENCE



IN GOOD COMPANY
PROSH

A vertically integrated, single kitchen model enables us to scale profitably while serving all of Southern California



OUR 2026 VISION

6 Counties
across Southern California

Ability to reach to over 22.6M people

=

$40M annual sales and $9M EBITDA



Ventura County & Santa Barbara County

Orange County

San Bernadino County

Riverside County

We have solid unit economics and a clear path to profitability

- We have reached break-even gross profit in March 2023 after only 6 months of taken control of the entire food production and delivery process

- We will achieve monthly breakeven profit by Q4 2024 and a full year profit of $2M in year 2025 driven by
  - Batch production
  - Bulk purchasing power
  - Repeat customer scale

Unit Economics

	CURRENT *(125–200 unit batches)*	TARGET *(1000–2000 unit batches)*
EXAMPLE RETAIL PRICE (2-3 servings per dish)	$32.00	$28.00
COGS		
Food & Labor	$16.34	$8.70
Freezing & packaging	$2.37	$0.92
Restaurant commission	$2.71	$1.26
Product Gross Margin ($)	**$10.58**	**$17.12**
Product Gross Margin (%)	**33%**	**61%**
OPEX		
Delivery	$2.73	$1.52
GROSS PROFIT ($)	**$7.85**	**$15.60**
GROSS PROFIT (%)	**25%**	**56%**

What we’ve done and where we’re headed


TODAY
2021
Product validation and model development
2022
Infrastructure and capacity building
2023
Growth and profitability validation
2024
D2C Scaling across core markets
2025
Entry into retail
Sales
DROP BASED SALES MODEL
ALWAYS-OPEN D2C ECOMMERCE SHOP
EXPANSION INTO RETAIL
Ops
RESTAURANTS PRODUCING FOOD
IGC OWNED PRODUCTION - SOUTHERN CA LAUNCH TO PROFITABILITY
Tech
BUILD AND PILOT TEST CIRCULAR TECH
EXECUTE CIRCULAR SYSTEM WITH 100% ACCOUNTABILITY
EXTEND TECH FOR RETAIL ENVIRONMENTS
Growth
100% ORGANIC GROWTH
PARTNER DRIVEN PERFORMANCE MARKETING
Team
SMALL, SCRAPPY TEAM
SOPHISTICATION OF TEAM W/ INDUSTRY LEADERSHIP



Join us as we eat, *In Good Company*

Our Team



Ashleigh Ferran

Founder & CEO

Founder of circular economy business, Keko Box, and former creative agency owner. 10 years of marketing and branding experience with a focus on early-stage and socially conscious businesses.

SOCIAL INNOVATION WORK RECOGNIZED BY:













Echoing Green | Project Entrepreneur | Female Founder Collective | UBS | National Geographic | Sky Ocean Ventures | URBAN FUTURE PRIZE COMPETITION, Sponsored by The New York Community Trust

Mary Sue Milliken

Chairwoman, Chef's Council

Co-owner Border Grill Restaurants. Award-winning chef, restaurateur, cookbook author, Food Network star



Jesse Chen

Director of Operations

Director of Logistics at Freshly / Nestle. 12+ yrs Business Development and Strategic Operations



Jonny Sabbath

Growth Catalyst

Global Brand, Growth & Innovation Marketing exec. AB InBev, R/GA & William Morris Endeavor Alum



Olivia Rodbell

Marketing Manager

Wagstaff Media & Marketing for top food and hospitality brands



Kevin Lam

Product Manager

QA & Implementation Chef at Freshly, Executive Chef at QSR chain Crack Shack



Alec Giusti

Strategy & Ops Manager

Growth Strategy & Product Dev at Bird Scooter, Data Analytics / AI workflow optimization



Andreas Cary
Software Engineer



McKinzie Bridges
Culinary Director



Jeremy Aquino
Field Operations Manager



Gene Timoshenko
Data Scientist, Media Buyer

Update: On Jan 15, 2023, we transitioned from 1-week only drops to an always-on shop to maximize revenue generation opportunities and improve customer acquisition and retention cycles.

The results are 🫣 ‼️

- **2x revenue** from Jan/Feb to March/April

- **64% increase in net revenue** in March compared to 2022 monthly average

- **53% increase in new customer acquisition** in Q1 2023 vs Q4 2022

- **82% increase in new customer retention** in comparison to 2022 average



SALES BY PRODUCT RELEASE CYCLE

Financial Performance / Forecast

Listed in thousands ($) except for # Active kitchens and % values



	2022	2023	2024	2025	2026	2027
Net Revenue	145	1,000	6,300	19,400	42,700	48,400
COGS ($)	294	787	3,300	9,600	27,650	23,500
Gross Margin ($)	(149)	213	3,000	9,800	15,050	24,900
Gross Margin (%)	*-103%*	*21%*	*48%*	*51%*	*35%*	*51%*
Kitchen Opex	73	544	2,100	5,600	7,000	8,500
Corporate Opex	482	903	2,000	2,700	3,700	5,000
EBITDA	**(704)**	**(1,234)**	**(1,100)**	**1,500**	**4,350**	**11,400**
EBITDA (%)	*-486%*	*-123%*	*-17%*	*8%*	*10%*	*24%*

WE'RE RAISING A
$124k
Crowdfunding Round

Total funds raised to date: $1.4M since 2019
Seed round planned for Q3 2023

Use of Funds

✓ **Grow to $100k MRR + demonstrate kitchen level profitability in Southern California**

✓ **Establish connections and performance driven growth plan (increase new customer acquisition)**

✓ **Increase gross margin to 30% on signature product SKU's**

✓ **Complete pilots tests with just-in-time logistics model for expansion**

✓ **Demonstrate 100% traceability/ accountability for returnable packaging**

Backed By



PRECURSOR VENTURES



OPEN VENTURE CAPITAL



PIPELINE ANGELS

WANT A SEAT AT OUR TABLE?

Ashleigh Ferran
Email: ashleigh@eatigc.com
Phone: 858-736-6082

IN GOOD COMPANY

